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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

The Brink's Company

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

109696104

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

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November 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 109696104
1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	4,065,200
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	4,065,200
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,065,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 109696104
1.	NAMES OF REPORTING PERSONS......................MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	4,065,200
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	4,065,200
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,065,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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ITEM 1. SECURITY AND ISSUES

                This Amendment No. 9 on Schedule 13D (this “Statement”) relates to the Common Stock, Par Value $1 Per Share (the “Common Stock”), of The Brink's Company, a Virginia corporation (the “Issuer”), the principal executive offices of which are located at 1801 Bayberry Court, Richmond, Virginia 23226-8100. This Amendment No. 9 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 9 shall have the respective meanings given to such terms in the Schedule 13D as originally deemed filed on February 6, 2004 ("Original 13D").

ITEM 4. PURPOSE OF TRANSACTION

                 MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders, including as described below.

                 On April 20, 2005, MMI Investments submitted to the Issuer's Board of Directors a letter and attachment, filed as Exhibit 2, hereto, discussing MMI's views concerning the desirability of the Issuer exiting BAX.

                 On December 15, 2006, MMI Investments submitted to the Issuer's Board of Directors the presentation, with attachments, filed as Exhibit 3 hereto concerning a then-intended stockholder value proposal by an unaffiliated stockholder of the Issuer. A copy of the cover letter used to transmit a copy of such presentation to the Board of Directors of the Issuer is filed as Exhibit 4 hereto.

                 On March 30, 2007, MMI Investments submitted to the Issuer's Board of Directors the presentation, with attachments, filed as Exhibit 5 hereto recommending that the Issuer consider a spin-off of one of its two business segments for the reasons described in such presentation. A copy of the letter, with related enclosure, used to transmit a copy of such presentation to the Board of Directors of the Issuer is filed as Exhibit 6 hereto.

                 On July 11, 2007, MMI Investments submitted to the Issuer’s Board of Directors the letter, with attachments, filed as Exhibit 7 hereto presenting MMI's views concerning the potential desirability of a spin-off of one of its two business segments.

                 In order to retain its flexibility to determine to increase MMI Investments’ holdings of Common Stock to more than 10% of the outstanding Common Stock of the Issuer, MMI Investments on August 8, 2007 notified the Issuer and filed a Notification and Report Form under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") and request early termination of the waiting period pursuant to the HSR Act. MMI Investments was granted early termination of the waiting period pursuant to the HSR Act on August 24, 2007. The Reporting Persons are permitted under the HSR Act to purchase additional shares of Common Stock such that the Reporting Persons could hold up to $500 million (subject to adjustment from time to time in accordance with the HSR Act, with the current threshold being $597.9 million) in total market value of Common Stock at the time of such purchase. However, MMI Investments does not currently intend to purchase Common Stock of the Issuer if, as a result of the purchase, it would own more than 14.9% of the outstanding Common Stock (which would have represented a market value of approximately $446 million based on the number of shares outstanding at October 31, 2007 and the closing price on November 29, 2007).

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                 On October 18, 2007, MMI Investments issued a press release announcing its intent to nominate four people for election as directors at the 2008 Annual Meeting of Stockholders and its intent to submit formal notice to the Issuer by the January 5, 2008 deadline pursuant to the Issuer's bylaws. A copy of the press release is attached as Exhibit 8 hereto and is incorporated herein by reference.

                 On November 30, 2007, MMI Investments delivered a letter to the Issuer, in compliance with the advance notice requirement in the Issuer’s bylaws and pursuant to the applicable provisions of the Virginia Stock Corporation Act, informing the Issuer of its proposal to nominate four candidates for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2008 annual meeting of stockholders (including any adjournment thereof, the “Annual Meeting”). The nominees are: John S. Dyson, Peter A. Michel, Robert J. Strang, and Carroll R. Wetzel, Jr. (the “Nominees”). A copy of the press release issued on November 30, 2007, which contains additional information regarding the nominees and the reasons for the Reporting Persons’ decision to make these nominations, is attached hereto as Exhibit 9 and is incorporated herein by reference. Additional information will be contained (and available at www.sec.gov) in preliminary proxy material that MMI Investments expects to file with the Securities and Exchange Commission in connection with the Annual Meeting. On November 30, 2007, MMI Investments delivered a demand to the Issuer, pursuant to the Virginia Stock Corporation Act, to inspect the shareholder list and related records of the Issuer.

                 Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 48,491,344 shares of Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s Form 10-Q filed on November 2, 2007, the Shares owned by MMI Investments represent approximately 8.4% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                 Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        There have been no transactions with respect to the Common Stock during the past 60 days or since the most recent filing on Schedule 13D (whichever is less) by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares of the Issuer owned by MMI Investments. Other than as described herein and in Item 3 of this Statement, there are no contracts, arrangements or understandings between either of the Reporting Persons and any other person with respect to any securities of the Issuer.

                 In connection with the nominations of Messrs. Michel, Strang and Wetzel as described in Item 4 above, MMI Investments on November 29, 2007 entered into separate but substantively identical agreements with each of such individuals. Each such agreement provides, among other things, such Nominee with cash-settled stock appreciation rights that provide an opportunity, in certain circumstances, for such Nominee to receive a cash payment based on appreciation in the market price of the Issuer’s Common Stock between the date of the agreement and the date the appreciation right is exercised. Such appreciation rights have a term of up to three years, subject to earlier termination in certain circumstances, and generally become exercisable with respect to 7,500 shares of Common Stock three months following the Issuer’s 2008 annual meeting of stockholders and with respect to an additional 2,500 shares of Common Stock in the event any Nominee is elected to the Issuer’s board of directors at or before such 2008 annual meeting of stockholders. The foregoing summary is qualified in its entirety by reference to the form of Agreement dated as of November 29, 2007 between MMI Investments and each of Messrs. Michel, Strang and Wetzel, a copy of which is attached hereto as Exhibit 10 and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: November 30, 2007

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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SCHEDULE I

MCM Capital Management, LLC ("MCM")
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of February 6, 2004, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on April 20, 2005).
2.
Letter and attachment, dated April 20, 2005, from MMI Investments to the Board of Directors of The Brink's Company (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed on April 20, 2005).
3.
Presentation and related attachments, dated December 15, 2006, of MMI Investments regarding its intended vote with respect to the Stockholder Value Proposal and the reasons therefor (incorporated by reference to Exhibit 3 to Amendment No. 4 to the Schedule 13D filed on December 18, 2006).
4.
Cover letter, dated December 15, 2006, from MMI Investments to the Board of Directors of The Brink's Company (incorporated by reference to Exhibit 4 to Amendment No. 4 to the Schedule 13D filed on December 18, 2006).
5.
Presentation and related attachments, dated March 30, 2007, of MMI Investments regarding consideration of a spin-off transaction (incorporated by reference to Exhibit 5 to Amendment No. 5 to the Schedule 13D filed on April 2, 2007).
6.
Letter, dated March 30, 2007, from MMI Investments to the Board of Directors of the Brink's Company and related enclosure (incorporated by reference to Exhibit 6 to Amendment No. 5 to the Schedule 13D filed on April 2, 2007).
7.
Letter, dated July 11, 2007, from MMI Investments to the Board of Directors of The Brink’s Company and related attachments (incorporated by reference to Exhibit 7 to Amendment No. 6 to the Schedule 13D filed on July 12, 2007).
8.
Press Release of MMI Investments dated October 18, 2007, stating that MMI Investments intends to submit by the January 5, 2008 deadline its formal notice of nominees for election as directors at the 2008 Annual Meeting of Stockholders (incorporated by reference to Exhibit 8 to Amendment No. 8 to the Schedule 13D filed on October 18, 2007).
9.	Press Release of MMI Investments dated November 30, 2007 regarding nominees for election as directors at the 2008 Annual Meeting of Stockholders.
10.
Form of Agreement dated as of November 29, 2007 between MMI Investments and each of Peter A. Michel, Robert J. Strang, and Carroll R. Wetzel, Jr., nominees for election as a director at the 2008 Annual Meeting of Stockholders.

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Exhibit 9

NEWS RELEASE

Investor Contact:	Media Contact:
Mark Harnett	Jeff Siegel
MacKenzie Partners, Inc.	Monarch Communications
(212) 929-5877	(516) 569-4271

MMI ANNOUNCES DIRECTOR NOMINEES

TO THE BRINK’S COMPANY BOARD

NEW YORK, NY, November 30, 2007 - - MMI Investments, L.P., the second largest stockholder of The Brink’s Company (NYSE: BCO) with 8.4% of the shares outstanding, today announced its four director nominees for election at the 2008 Annual Meeting of Brink’s.

Clay Lifflander, Portfolio Manager of MMI, stated, “We believe the director slate we’ve nominated is well qualified, with a breadth and depth of business experience to maximize value for all Brink’s stockholders. We are not seeking control of the board. We simply believe that the board as currently composed has demonstrated that it lacks the security industry perspective, strategic alternatives acumen and stockholder representation necessary to protect and maximize the value of Brink’s stockholders’ investment.”

“Our nominees fill major gaps in the experience and skillset of the current directors, particularly as the board has limited direct Wall Street experience and no expertise in the security industry, other than Chairman, CEO & President Michael Dan. We believe these voids in the board are partly responsible for Brink’s inability to address its persistent undervaluation or to optimize its business through internal development, M&A, a split-up of the company or other transactional activity. We have compiled a slate that addresses these shortcomings and that is, we believe, objectively preferable to the incumbent slate, purely on its merits and apart from the incumbent board’s long-term underperformance.”

“MMI recognizes that election of our slate means the removal of Michael Dan from the board. If we are successful, MMI would support expansion of the board by one seat and Michael Dan’s reappointment.”

MMI’s director nominees for the 2008 annual meeting of stockholders are:

John S. Dyson

Mr. Dyson is Chairman of MCM Capital Management, LLC (the general partner of MMI Investments, L.P.) and Chairman of Millbrook Capital Management Inc., an investment firm that manages private equity and indirect investments for the Dyson Family and MCM’s executives. Mr. Dyson was previously Chairman of the Board of Key Components LLC, a diversified manufacturing corporation, from 1997 through 2004 (SEC registrant from 1999 through 2004), and a Director of Wallace-Murray a Fortune 500 company. Mr. Dyson is a former Vice Chairman of Dyson-Kissner-Moran (one of the oldest private equity firms in the country), former New York State Commerce Commissioner and former New York City Deputy Mayor for Finance & Economic Development under Mayor Rudolph Giuliani.

Peter A. Michel

Mr. Michel is a recognized leader in the security services industry, and was formerly CEO of Brink’s residential security monitoring subsidiary, Brink's Home Security (BHS). During his tenure at BHS, Mr. Michel transformed the company from a $26 million security firm to a $258 million leader in high-tech home protection services. Under Mr. Michel, BHS grew from a company of 66,000 customers in 22 U.S. markets to over 700,000 customers in 100+ markets covering 42 U.S. states and two Canadian provinces, and achieved record operating profit every year of his tenure. Mr. Michel currently serves as President, CEO and Director of iSECUREtrac Corp. (OTC: ISEC), a producer of electronic monitoring products for, and service provider to, the corrections market using Global Positioning Satellite (GPS) technology. Previously, Mr. Michel was Chairman of the Homeland Security Advisory Council, a think tank sponsored by the Security Industry Association.

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Robert J. Strang

Mr. Strang currently serves as the CEO of Investigative Management Group serving major financial institutions, Fortune 500 companies, large law firms and high net-worth individuals and families. Mr. Strang began his law enforcement career in 1979 with the Federal Bureau of Investigation in Washington, D.C., graduating in 1980 from the Department of Justice’s Special Agent Basic Training class. From 1980 to 1989, Mr. Strang was a Special Agent with the Drug Enforcement Administration. In 1989, Mr. Strang teamed up with fellow DEA agent Ann Hayes to form Strang Hayes, a premier security firm specializing in corporate investigations and due diligence that was later sold to SPX Corporation (NYSE: SPW). Mr. Strang is currently Chairman of the New York City Civil Service Screening Committee and is on the Board of Directors for D.A.R.E. America and its Executive Committee. Mr. Strang also serves on the Board of Directors of New York City’s Economic Development Corporation and is a member of its Governance, Loan and Legal Affairs Committees. Mr. Strang is currently co-chair of the New York State Legislature’s Anti-Terrorism Task Force. In 1993, Mr. Strang was appointed a member of New York City Mayor Rudolph Giuliani’s transition team, serving as Chairman of the Drug Enforcement, Treatment & Prevention Taskforce. He also has served as a consultant to the New York State Senate Investigative Committee.

Carroll R. Wetzel, Jr.

Mr. Wetzel currently serves as a member of the board of directors of Exide Technologies (NASDAQ: XIDE), a manufacturer of batteries used in transportation, motive power, network power, and military applications. Mr. Wetzel was previously a Director of Laidlaw International, Inc. (NYSE: LI), a North American transportation services company, and Chairman of the Board of Safety Components International, Inc., a supplier of automotive airbag fabric and cushions and technical fabrics. Mr. Wetzel was selected to serve as Chairman of Safety Components International by that company’s major stockholders. From 1988 to 1996, Mr. Wetzel was a Managing Director with the Merger & Acquisition Group of Chemical Bank/Chase Manhattan, having been recruited to build that practice. Mr. Wetzel was responsible for all aspects of that effort, including designing the business’s strategy, hiring seasoned bankers from established Wall Street firms and training junior associates, soliciting clients, and negotiating and closing transactions. From 1981 to 1988, he was a Managing Director in Smith Barney's Mergers and Acquisitions Group. Mr. Wetzel is a member of the Board of Directors and head of the Finance Committee of the Henry L. Stimson Center, a Washington based non-profit, non-partisan think tank, concentrating on international security issues.

MMI, which first purchased Brink’s shares in 2003, has throughout its tenure as a Brink’s stockholder publicly released its views of Brink’s potential strategic alternatives, beginning in 2005 with its demand for a sale of Brink’s BAX Global subsidiary, which subsequently was sold for approximately $1.1 billion.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

MMI Investments, L.P., a Delaware limited partnership ("MMI Investments"), together with the other participants named herein, intends to make a preliminary filing with the SEC of a proxy statement and an accompanying proxy card to be used to solicit votes in connection with the solicitation of proxies in support of its director nominees, Messrs. John S. Dyson, Peter A. Michel, Robert J. Strang and Carroll R. Wetzel, Jr., at the 2008 Annual Meeting of Stockholders of The Brink’s Company (the "Company"). The “participants” in the solicitation of proxies contemplated by the Proxy Statement, as defined in the proxy rules promulgated by the SEC, are MMI Investments, MCM Capital Management, LLC, a Delaware limited liability company (“MCM”); John S. Dyson; Clay B. Lifflander; Alan L. Rivera; Jerome J. Lande; Craig Rosenblum, John W. Powers, Peter A. Michel, Robert J. Strang and Carroll R. Wetzel, Jr.

MMI Investments is the beneficial owner of 4,065,200 shares of common stock, $1 par value per share (the “Common Stock”), of the Company, which shares represent approximately 8.4% of the outstanding Common Stock. Except for the shares owned by MMI Investments, which certain of the additional participants may be deemed to beneficially own under SEC rules, and 4,497 shares beneficially owned by Mr. Michel (which shares represent approximately 0.01% of the outstanding Common Stock), none of the additional participants owns any Common Stock of the Company.

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MMI INVESTMENTS ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY MMI INVESTMENTS AND THE OTHER PARTICIPANTS NAMED THEREIN WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WHEN AND IF AVAILABLE WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, MACKENZIE PARTNERS, INC. BY CALLING (800) 322-2885. ANY SUCH PROXY MATERIALS WILL ALSO BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED ON THE DATE HEREOF AND IS AVAILABLE FREE OF CHARGE AT THE SEC’s WEBSITE AT HTTP://WWW.SEC.GOV.

# # #

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Exhibit 10

FORM OF AGREEMENT BETWEEN MMI AND EACH OF PETER A. MICHEL,
ROBERT J. STRANG AND CARROLL R. WETZEL, JR.

November 29, 2007

[Name and address of Nominee]

Re: The Brink’s Company

Dear _____________:

Thank you for agreeing to serve as a nominee (a "Nominee") to the Board of Directors of The Brink’s Company (the "Company") in the proxy solicitation that MMI Investments, L.P. (“MMI”) is considering undertaking to nominate and elect directors at the Company's 2008 Annual Meeting of Stockholders, or any other meeting of stockholders held (or consent solicitation engaged in) in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders.  This letter will set forth the terms of our agreement.

1.             MMI shall pay all costs of the proxy solicitation to be conducted by MMI in connection with the Annual Meeting (the "Proxy Contest"); provided however that MMI reserves the right to seek reimbursement for such costs from the Company.

2.             You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the slate and later change their minds and determine not to seek election.  Accordingly, MMI is relying upon your agreement to seek nomination.  In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide MMI with information necessary for MMI to make appropriate disclosures both to the Company and for use in creating the proxy material to be sent to shareholders of the Company that will be filed with the Securities and Exchange Commission.  You have agreed that (i) you will immediately complete and sign the questionnaire and return it to the undersigned and (ii) your responses to the questions contained therein will be true and correct in all respects.  MMI has also enclosed a form letter (the "Consent Letter") to the Company informing the Company that you consent to being a nominee of MMI for the election as a director of the Company and, if elected, consent to serve as a director of the Company.

3.             Attached hereto is an indemnity agreement (the “Indemnity Agreement”) that MMI agrees to provide to you in connection with the Proxy Contest.

4.             As consideration for your agreement to serve as an MMI Nominee, MMI shall pay you the following amounts:

a. Up-front Payment: $25,000 promptly upon receipt of the executed Questionnaire, Consent Letter and Indemnity Agreement. You also agree to execute all such other documents as shall be necessary or required in connection with the Proxy Contest.

b. Equity-Linked Compensation: MMI hereby agrees to pay you (or your estate in the event of your death) any appreciation on 7,500 shares of the Company common stock (the “First Tranche”) on the earliest of (i) 30 days after the Exercise Date (as defined below), (ii) 30 days after the date of your death or (iii) 30 days after the date you become disabled (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended) (the “Payment Date”), in an amount equal to the increase in the market value of 7,500 shares of the Company’s common stock determined by calculating the difference between the closing price of the Company’s common stock on the date this letter is signed and the price of the Company’s common stock on the Exercise Date. The “Exercise Date” is the date on which you deliver a written exercise notice to MMI indicating that you wish to exercise your right to be paid any appreciation in the value of the Company’s common stock subject to this grant. You may deliver the exercise notice to MMI at any time beginning 3 months after the date of the Company’s Annual Meeting but not later than the third anniversary of the signing of this letter agreement. For example, if the Company’s common stock price on the date of this letter agreement is $60 and you notify MMI one year after the Annual meeting that you wish to exercise your right, and the price of common stock on the date of notice of exercise is $100, then you will receive a lump cash payment on the Payment Date in an amount equal to $300,000 ($40 dollar gain times 7,500 shares).

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In addition, you will receive an additional equity-linked payment based on the appreciation on 2,500 shares of the Company common stock (the “Second Tranche”), if any MMI Nominee gets elected as a director at or before the Company’s Annual Meeting. This award shall be exercisable in the same manner as the First Tranche and will be paid to you on the Payment Date.

Notwithstanding the foregoing, if MMI sells a majority of the shares of the Company held by MMI as of the date of this letter, MMI may choose to accelerate the Exercise Date on the First Tranche and, if applicable, the Second Tranche. MMI shall provide written notice to you of this mandatory exercise of your award. MMI shall determine the payment due to you on based on the difference between the value of the Company’s common stock on the date of grant and the average MMI exit price.

You shall forfeit any rights to the First Tranche and, if applicable, the Second Tranche in the event (i) you withdraw as a Nominee from the Company’s Annual Meeting, or (ii) discovery by MMI that any representation made by you in connection with MMI’s offer to nominate you was untrue or incorrect in any material respect and such misrepresentation is injurious to MMI’s chance of success at the Company’s Annual Meeting.

Effective immediately upon the occurrence of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of Company’s common stock other than a regular cash dividend (a “Capital Stock Event”), the number and class of securities subject to the First Tranche and the Second Tranche appreciation rights and the exercise price per security subject to such appreciation rights shall be equitably adjusted by MMI. Such adjustments shall cause the intrinsic value of the First Tranche and Second Tranche appreciation rights immediately following such adjustment to equal the intrinsic value of the First Tranche and Second Tranche appreciation rights immediately prior to the Capital Stock Event.

c. Attorney Fees and Expenses: MMI agrees to reimburse you up to $5,000 in reasonable attorney fees and expenses you may incur in connection with your review of the attached agreements.

5.             Each of us recognizes that should you be elected to the Board of Directors of the Company all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties to the shareholders of the Company and, as a result, that there is, and can be, no agreement between you and MMI which governs the decisions which you will make as a director of the Company.

6.         This letter sets forth the entire agreement between MMI and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by MMI and you.  This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

If you agree to the foregoing terms, please sign below to indicate your acceptance.

MMI Investments, L.P.

By:	MCM Capital Management, LLC, General Partner

By:_____________________

Name: Clay Lifflander

Title:	President

Accepted and agreed:

___________________________________
Name:
Address:

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